UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MB BANCORP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

55280E104

(CUSIP Number)

Warren A. Mackey

40 Worth Street, 10th Floor

New York, New York 10013

(212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 8 pages.

CUSIP No. 55280E104	SCHEDULE 13D	Page 2 of 8 Pages

1	Name of Reporting Persons Homestead Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 55280E104	SCHEDULE 13D	Page 3 of 8 Pages

1	Name of Reporting Persons Arles Advisors Inc
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. 55280E104	SCHEDULE 13D	Page 4 of 8 Pages

1	Name of Reporting Persons Warren A. Mackey
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

CUSIP No. 55280E104	SCHEDULE 13D	Page 5 of 8 Pages

Item 1.	Security and Issuer

This is the first amendment (the “First Amendment”) to the original Schedule 13D filed with the Securities and Exchange Commission on January 7, 2015 (the “Original 13D” and, as supplemented and amended by the First Amendment, the “Schedule 13D”). The Schedule 13D relates to the common stock (“Shares”), $0.01 par value per share, of MB Bancorp, Inc. (the “Issuer”), a Maryland corporation. The address of the principal executive offices of the Issuer is 1920 Rock Spring Road, Forest Hill, Maryland 21050.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Group.”

•	Homestead Partners LP (“Homestead Partners”), a Delaware limited partnership;

•	Arles Advisors Inc (“Arles Advisors”), a New York corporation; and

•	Warren A. Mackey, as an individual.

Arles Advisors is the general partner of Homestead Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares sold by Homestead Partners. Mr. Mackey individually has the sole investment and voting authority for himself. Accordingly, the Reporting Group is hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Group is 40 Worth Street, 10th Floor, New York, New York 10013.

(c) The principal business of Homestead Partners is investing in securities. The principal business of Arles Advisors is acting as the general partner of Homestead Partners. The principal occupation of Mr. Mackey is investing in securities.

(d) During the past five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Warren A. Mackey is a citizen of the United States of America.

CUSIP No. 55280E104	SCHEDULE 13D	Page 6 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In the aggregate, the Reporting Group owns no Shares. Shares previously held by the Reporting Group were sold at an aggregate price of $2,570,000, including brokerage commissions.

Item 4.	Purpose of Transaction

On April 5, 2016, the Reporting Group sold 200,000 Shares and as a result, the Reporting Group ceased to own more than 5% of the outstanding Shares of the Issuer. This Amendment No. 1 is being filed to report that the Reporting Group no longer beneficially owns more than 5% of the Shares outstanding.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The percentage of Shares reported as beneficially owned by the Reporting Group and each member of the Reporting Group is based upon 2,116,000 Shares outstanding as of March 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 29, 2016.

As of the close of business on April 5, 2016, the Reporting Group owned no Shares, representing 0.0%, of the Issuer’s Shares outstanding.

(c) Exhibit A annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Group. All shares sold as reported herein were sold in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, except for sharing of profits. Arles Advisors, in its capacity as general partner of Homestead Partners and Warren A. Mackey, in his capacity as the sole shareholder, director and executive officer of Arles Advisors, are entitled to an allocation of a portion of profits.

See Item 2 above regarding disclosure of the relationships between members of the Reporting Group, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A. Schedule of Transactions in the Shares

CUSIP No. 55280E104	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 55280E104	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT A

Schedule of Transactions in the Shares

Within the Past 60 Days*

Homestead Partners LP

Date	Shares	Price**	Amount**

4/5/2016	200,000	$12.85	$2,570,000

	200,000		$2,570,000

*All transactions represent sales of Shares made in open market transactions.

**Net of brokerage commissions.